UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hormel Foods Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

440452-10-0

(CUSIP Number)

October 28, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 440452-10-0

1.	Names of Reporting Persons The Hormel Foundation 41-0694716

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 63,767,042

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 63,767,042

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,767,042

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 47.0

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Hormel Foods Corporation
	(b)	Address of Issuer’s Principal Executive Offices 1 Hormel Place, Austin, Minnesota 55912-3680

Item 2.
	(a)	Name of Person Filing The Hormel Foundation
	(b)	Address of Principal Business Office or, if none, Residence 301 North Main Street Austin, Minnesota 55912-3498
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 440452-10-0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 63,767,042
(b) Percent of class: 47.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 63,767,042
(ii) Shared power to vote or to direct the vote —
(iii) Sole power to dispose or to direct the disposition of 63,767,042
(iv) Shared power to dispose or to direct the disposition of —

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Hormel Foundation is a charitable foundation incorporated in 1941; amended and restated July 28, 1980.  Its assets include common stock of the issuer which it has sole power to vote and the sole power of disposition. Some of such common stock is held in the capacity as trustee of various trusts for which other persons have the right to receive dividends.  Each other person having the right to receive dividends on such common stock constituting more than five percent of the outstanding common stock of the Issuer are the following:

Jamie Renee Hormel Thomas D. Hormel Rampa Robinson Hormel James C. Hormel

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HORMEL FOUNDATION

January 28, 2008
Date
/s/J. A. ANFINSON
Signature
J. A. ANFINSON, Treasurer
Name/Title